Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(dollars in millions)
EARNINGS:
Net income	$78.0	$68.0	$165.7	$163.5	$152.3	$89.5	$118.4
Income taxes (a)	37.5	44.3	94.6	81.9	98.3	45.8	68.4
Income before income taxes	115.5	112.3	260.3	245.4	250.6	135.3	186.8
Fixed charges as defined	43.2	50.3	103.9	103.3	101.6	99.9	90.7
Adjustment for undistributed equity earnings	(4.2)	(3.9)	(7.9)	(6.4)	(5.6)	(7.1)	(6.1)
Total earnings as defined	$154.5	$158.7	$356.3	$342.3	$346.6	$228.1	$271.4

FIXED CHARGES:
Interest expense	$42.6	$39.9	$80.2	$79.9	$78.6	$74.8	$62.2
Estimated interest component of rent expense	0.6	10.4	23.7	23.4	23.0	25.1	28.5
Total fixed charges as defined	$43.2	$50.3	$103.9	$103.3	$101.6	$99.9	$90.7

Ratio of Earnings to Fixed Charges	3.58	3.16	3.43	3.31	3.41	2.28	2.99

(a) Includes net interest related to unrecognized tax benefits.